Davis Polk & Wardwell
450 Lexington Ave.
New York, N.Y. 10017
212 450 6095

September 21st, 2005

Telesp Celular Participações S.A.
Re:	Form 20-F for the year ended December 31, 2004
Filed April 15, 2005
File No. 333-09470

Mr. Larry Spirgel
 United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
 Washington, D.C. 20549-0405

Dear Mr. Spirgel:

     On behalf of Telesp Celular Participações S.A., a Brazilian corporation (“TCP” or the “Company”), please find attached as Attachment A TCP’s response to the Staff’s comment included in its letter dated June 7, 2005 in connection with its review of TCP’s Form 20-F for the year ended December 31, 2004.

     If you have any further comments after receiving this letter, TCP would be happy to discuss them with you and the other members of the Staff reviewing its Form 20-F, and provide you with written responses addressing such matters.

     Please do not hesitate to contact me at 212-450-6095 should you have any questions or comments regarding the foregoing.

Very truly yours

/s/ Manuel Garciadiaz
Manuel Garciadiaz

Attachment

cc w/att:	Paulo Cesar Pereira Teixeira
Breno Oliveira

ATTACHMENT A

TELESP CELULAR PARTICIPAÇÕES S.A.

Form 20-F for the year ending December 31, 2004

Item 5. Operating and Financial Review and Prospects, page 31

A. Operating Results, page 34

1.	It appears that your segments contribute in a disproportionate way to your operating results. In future filings, discuss your results of operations for your Telesp Celular and Global Telecom segments in addition to your discussion of consolidated results and the results of the TCO segment.
Refer to Section 501.06 of the Codification of Financial Reporting Policies.

      We acknowledge the Staff’s comment and undertake to provide a discussion of the results of operations for both Telesp Celular and Global Telecom segments in future filings.

B. Liquidity and Capital Resources, page 44

2.	We note your disclosure at page 62 that you did not pay dividends or interest on shareholders’ equity for the years ended December 31, 2004, 2003, or 2002. In this regard, tell us the nature cite dividend and interest on equity payments that consumed cash flows of R$85.3 million, R$91.3 million and R$5.7 million in 2004, 2003, 2002 and how you accounted for these payments.

      We supplementally advise the Staff that TCP did not declare dividends or interest on shareholders’ equity for the years ended December 31, 2004, 2003, or 2002 since losses were reported for these years. The dividends paid during the year ended December 31, 2004 and 2003 relate to dividends paid by TCO to its minority shareholders. The dividends paid during the year ended December 31, 2002 relate to dividends declared by TCP in prior years and not paid until 2002. We undertake to clarify the disclosure in future filings.

Item 15. Controls and Procedures, page 87

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3.	We note that your principal executive officer and principal financial officer performed an evaluation of your disclosure controls and procedures as of December 31, 2003 and concluded that your disclosure controls and procedures are “effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.” Please confirm that you performed the evaluation and have presented your conclusions as of December 31, 2004, rather than December 31, 2003. In addition, please confirm for us that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

      We supplementally confirm to the Staff that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. We confirm that such procedures were performed and conclusions reached as of December 31, 2004. In response to the Staff’s comment, we undertake to include such disclosure in future filings.

4.	We note your disclosure that “[n]o significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation” (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control

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over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

      We supplementally confirm to the Staff that there was no change in our internal control over financial reporting that occurred during fiscal year 2004 (including the fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In response to the Staff’s comment, we undertake to include the requisite disclosure in future filings.

Consolidated Financial Statements for the Years Ended December 31, 2004, 2003 and 2002, page F-1

Note 3. Summary of the Principal Accounting Practices, page F-13

5.	We note your statement that the financial statements of indirect subsidiaries based overseas are converted at the exchange rate as of the balance sheet date. Tell us how you applied the guidance in SFAS 52 in determining your policy for foreign exchange translation adjustments for US GAAP reporting.

      We supplementally advise the Staff that the Company’s overseas subsidiaries, Telesp Celular International and Telesp Celular Overseas, represent financing subsidiaries that have not had any operating activities since 2001. Although those subsidiaries still exist, assets, liabilities and results of operations were de minimus for all periods presented. Accordingly, there were no adjustments recorded in accordance with SFAS No. 52 for US GAAP reporting.

Note 11. Income Taxes, page F-18

6.	We note that you have recorded total deferred tax assets of R$1,337,281. Tell us how you determined that a valuation allowance is not required for your deferred tax assets under US GAAP. In this regard, explain for us in more detail the nature of the tax loss carryforward and why you believe that your subsidiary’s tax loss carryforwards will be fully utilized in two years.

      We advise the Staff that the Company and its subsidiaries file tax returns on an individual company basis. To help facilitate the understanding of our response to the Staff’s comment, we have presented below a discussion of how we evaluated the recoverability of these assets under US GAAP, by company, for

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those companies that have significant balances. This discussion focuses on the “Tax credit recorded on corporate restructuring (Note 34)” and tax loss carryforwards as this items represent the most significant items with deferred tax assets.

TCO:

      At December 31, 2004, Tele Centro Oeste Participações S.A. (“TCO”), one of the Company’s subsidiaries, recorded a “Tax credit recorded on corporate restructuring (Note 34)” amounting to $451,437 thousand. This amount relates to the tax credit generated from the downstream merger of goodwill paid by the Company on the acquisition of TCO. The tax benefit was transferred to TCO and its subsidiaries. These amounts are being amortized over a five-year period. Considering this amortization, TCO has reported taxable income for all periods presented. Furthermore, the Company has performed projections of future taxable income for TCO that were approved by the Company’s Board of Directors. These projections demonstrate that the tax benefit of the amortization of this amount will be realized under both Brazilian Corporate Law and US GAAP. TCO also recorded deferred tax assets related to temporary differences, which are principally related to reserves for contingencies and other accruals that are deductible for tax purposes on a cash basis, in the total amount of $69,086. The Company also believes that it is likely that this amount will be fully recovered when the related temporary differences reverse.

TC:

      At December 31, 2004, Telesp Celular S.A. (“TC”), one of the Company’s subsidiaries, recorded “Tax credit recorded on corporate restructuring (Note 34)” amounting to $533,718 thousand. This amount relates to the tax credit generated from the downstream merger of goodwill paid by the Company on the acquisition of TC. The tax benefit relating to the goodwill was transferred to TC. This amount is being amortized over a ten-year period since 1999 resulting in annual amortization of $108,533. Considering this amortization, TC has reported taxable income for all periods presented except for the year ended December 31, 2003, in which TC recognized tax loss carryforward that as of December 31, 2004 amounted to R$158,537. The Company has performed projections of future taxable income for TC that were approved by the Company’s Board of Directors. These projections demonstrate that the tax benefit of the amortization of the amount discussed above and the tax loss carryforward will be realized under both Brazilian Corporate Law and US GAAP. TC also recorded deferred tax assets related to temporary differences, which are principally related to reserves for contingencies and other accruals that are deductible for tax purposes on a cash basis, in the total amount of $124,501. The Company also believes that it is likely

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that this amount will be fully recovered when the related temporary differences reverse.

      We advise the Staff that the Company’s projections of future taxable income for TC demonstrate that the tax loss carryforwards will be recovered in two years. We supplementally advise the Staff that the income already recorded by TC for the eight months ended August 31, 2005 are consistent with these projections.

Note 37. Summary of the Differences Between BR CL and US GAAP, page F-54

c. Exchange of Shares for Minority Interest in Telesp Celular S.A., Telebrasilia Celular S.A., and Tele Centro Oeste Celular Participacoes S.A., page F-55

7.	Explain for us in more detail the nature of the differences in accounting policies for the exchange of shares for minority interests between Brazilian Corporate Law and US GAAP. It is unclear how you account for such transactions under Brazilian Corporate Law, based on this second paragraph of this footnote. Is the adjustment to the capital reserve a reduction or an increase in shareholder’s equity? In addition, clarify for us why you have not recorded any entries in your statement of changes in shareholders’ equity for the year ended 2004 to reflect the acquisition of the remaining minority interests in certain subsidiaries.

      In response to the Staff’s comment, we advise the Staff that the reference to the adjustment to the capital reserve relates to the acquisition of minority interests made by TCO, the Company’s subsidiary. The adjustments recorded by TCO represented an increase or decrease in capital with a corresponding decrease or increase in capital reserves and consequently, had no net effect on TCO’s shareholders’ equity. Since TCO’s equity is eliminated in consolidation by the Company, those effects do not appear in the Company’s consolidated statement of shareholders’ equity. We undertake to present in a clearer fashion the disclosure relating to the accounting for these transactions under Brazilian Corporate Law in future filings.

      We further advise the Staff that the 2004 transaction relates to the acquisition of the remaining minority interest in TCO subsidiaries by TCO. Since TCO is a subsidiary of the Company, the acquisition is reflected as an increase in minority interest in the Company’s consolidated financial statements and does not appear in the statement of shareholders’ equity under US GAAP.

d. Acquisitions, page F-56

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8.	We note that during the year ended December 31, 2002, you recorded an impairment under US GAAP of R$421.4 million relating to the entire balance of goodwill from your acquisition of GT and Holdings. Tell us what circumstances resulted in the impairment of this goodwill in the same year as the acquisition.

      We supplementally advise the Staff that in connection with the acquisition of the initial 83% economic interest in GT and the Holdings completed in 2001, the Company committed to purchase the remaining 17% economic interest in the Holdings for an initial fixed price adjusted for interest. During 2002, GT’s operating results deteriorated. GT increased its debt levels to cover working capital deficiencies and capital expenditures, resulting in an increase in interest costs. Since the purchase price for the remaining 17% interest in the Holdings was fixed, the Company paid an amount that exceeded the fair value of the interest acquired. Consequently, the Company performed the impairment test required by SFAS No. 142 at December 31, 2002, which resulted in the impairment of the total amount of the goodwill recorded.

o. Derivative Financial Instruments, page F-66

9.	Based on your disclosure that you qualify for hedge accounting under the short cut method, it appears that you apply paragraph 68 of SFAS 133 in determining effectiveness of the hedging relationship. Tell us how you determined that you qualify for the short cut method, given that your derivative instruments are intended to hedge both the foreign currency and interest rate risk associated with your debt. If you do not qualify for this method, tell us whether you are able to assess the effectiveness of the hedging relationship under paragraph 65 of SFAS 133 and, if so, the procedures you perform in applying this guidance.

      We supplementally advise the Staff that our use of the words “shortcut method” to describe how certain of our derivative financial instruments qualify for hedge accounting was intended to describe the fact that, for those operations for which we have designated as accounting fair value hedges, the derivative instruments were specifically structured so that all of the critical terms of the derivatives and the corresponding hedged items (i.e., debt) are perfectly matched, including:

-	Notional and principal amounts;
-	Original issuance and maturity dates;
-	Same reference for determining foreign currency rates (Brazilian Central Bank – PTAX);

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-	Currency and interest rate of the liability and of the receive-leg of the Currency Interest Rate Swaps (CIRS);
-	Frequency of interest rate settlements / reset dates; and
-	Counterparties.

      We acknowledge that while all of the critical terms are perfectly matched, these derivatives do not qualify for hedge accounting under the “shortcut method” as discussed in paragraph 68 of SFAS No. 133, as this method is only applicable to interest rate swaps. However, we confirm that we are able to, and do, evaluate these hedging relationships for effectiveness both at inception and on an ongoing basis (i.e., at least quarterly). We perform a regression analysis for derivative operations designated as fair value hedges through comparison of the offsetting changes in the fair value of the hedged liability and the derivative instrument attributable to changes in the risks being hedged, namely foreign currency and its interest rates traded in the local market. Ineffectiveness, if any, is measured and included in current earnings. To date, this evaluation has demonstrated that these derivative instruments have been, and are expected to continue to be, highly effective in achieving offsetting changes in fair values due to changes in the risks being hedged.

      We will discontinue referencing the “short cut” method in our related derivative financial instruments and hedging disclosures and we undertake to provide additional disclosure of the effectiviness of the heddging relationship in future filings.

Note 38. Additional Disclosures Required by US GAAP, page F-71

g. Segment Information, page F-76

10.	We note your disclosure of information on your -reportable segments as of December 31, 2004. In fixture filings, disclose the information required by SFAS 131 for each segment for the year ended December 31, 2003.

      We acknowledge the Staff’s comment and will provide comparative information for Telesp Celular, Global Telecom and Tele Centro Oeste segments in future filings.

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TELESP CELULAR PARTICIPAÇÕES S.A.

COMPANY STATEMENT

     On behalf of TELESP CELULAR PARTICIPAÇÕES S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      IN WITNESS WHEREOF, I have executed this statement of the Company on this 21st day of September, 2005.

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira

Name: Paulo Cesar Pereira Teixeira
Title: Executive Vice President for Operations